UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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*AB 3/12

11019794

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH. DC 200

SEC FILE NUMBER
8-53436

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MKM PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.
114666

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 FIRST STAMFORD PLACE
(No. and Street)

STAMFORD	**CT**	**06902**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS MESSINA **(203) 861-9060**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

BB 3/19

OATH OR AFFIRMATION

I, **THOMAS MESSINA,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MKM PARTNERS LLC**, as of **DECEMBER 31, 2010,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman
Title

ALLYSON MARIE BRUNETTI
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

MKM PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

MKM PARTNERS LLC
(A Limited Liability Company)
DECEMBER 31, 2010

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member
MKM Partners LLC

We have audited the accompanying statement of financial condition of MKM Partners LLC (a limited liability company) (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MKM Partners LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2011

MKM PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
Cash and cash equivalents	$	2,814,361
Receivable from and deposit with clearing organization		2,700,026
Prepaid expenses and other assets		149,360
TOTAL ASSETS	$	5,663,747
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Deferred rent	$	304,531
Accounts payable and accrued expenses		147,578
Total liabilities		452,109
Commitments and contingencies (Note 8)		
Member's equity		5,211,638
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,663,747

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

MKM Partners LLC (the "Company") was formed as a Connecticut limited liability company and is wholly owned by MKM Holdings LLC, also a Connecticut limited liability company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 18, 2002. The Company provides institutional equity trading and research services to United States and international equity traders.

As a limited liability company, the members are not responsible for the debts of the Company unless they are specifically guaranteed.

Pursuant to the Company's limited liability agreement, the Company's dissolution date is December 31, 2047.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company records proprietary securities transactions, and related profit and loss arising from such transactions, on a trade-date basis. Commission revenue and related expenses are recorded on a settlement-date basis. The revenue and expenses from such transactions would not be materially different if reported on a trade-date basis. Revenue from research is recorded when payments for such are received directly from customers.

Cash and cash equivalents

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair value measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements*. This update amends FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and will adopt certain other provisions on January 1, 2011.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

Pursuant to FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic measures. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs shall reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Subsequent events

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to authoritative

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent events (continued)

guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the balance sheet for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its statement of financial condition.

NOTE 3. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

"Receivable from and deposit with clearing organization" in the accompanying statement of financial condition represents cash held by the clearing organization in the amount of $2,600,026 for commissions generated in 2010 and received in January 2011, as well as the Company's $100,000 deposit that is required by the clearing agreement.

NOTE 4. CONCENTRATION OF CREDIT RISK AND MARKET RISK

Substantially all of the Company's amounts due from brokers and dealers are held at its clearing organization and are therefore subject to the credit risk of the clearing organization.

The Company maintains its cash at one commercial bank in accounts that at times may exceed the federal insurance limit of $250,000. One account is a money market account which is considered a Level 1 asset under the fair value measurement hierarchy.

NOTE 5. OFF BALANCE SHEET CREDIT RISK

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing organization") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2010, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from the clearing organization on a daily basis.

NOTE 6. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the member.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon

NOTE 6. INCOME TAXES (CONTINUED)

examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the member and its subsidiaries are no longer subject to federal, state or local tax examination by taxing authorities for years before 2007.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company shares space, equipment and other related support with its 100% owner, MKM Holdings LLC ("Holdings"). In accordance with an administrative services agreement with Holdings, overhead expenses, including rent, salaries, supplies, and other services, are paid by Holdings. The agreement provides for the allocation of overhead expenses to the Company based on formulas applied to these expenses. The direct and indirect expenses paid by Holdings and allocated to the Company for 2010 amounted to approximately $27,581,000. Repayments of amounts due the Parent, and amounts distributed to the Parent, aggregated approximately $30,615,000 in 2010.

NOTE 8. COMMITMENTS AND CONTINGENCIES

The Company leases office space in several cities under operating leases that expire at varying dates through December 2012. Future minimum annual payments required as of December 31, 2010, over the terms of the current leases are as follows:

Year ending December 31:	
2011	$ 81,295
2012	83,728
Total	$ 165,023

The Company has provided a standby letter-of-credit agreement to a commercial bank to secure a deposit for an office lease of Holdings in the amount of $50,122. The bank can access a money market account of the Company, if required, under the terms of the letter of credit. Such amount is included in the statement of financial condition in "Prepaid expenses and other assets."

Rent is also paid by Holdings for leases in its name, and the Company reimburses Holdings for such. The difference between rental expense recorded and the amount of rent actually paid is reflected in the statement of financial condition as "Deferred rent."

During 2010, Holdings borrowed $2,557,240 to provide additional capital to the Company as needed for expanding its operations. Of this amount, $1,895,240 was contributed by Holdings to the Company. The loans from a commercial bank have various interest and payment terms extending through April 2015, which are the obligations of Holdings under the loan agreements. The loans are guaranteed by the Company and its two managing members, who also own 100% of Holdings. One of the loans in the amount of $2,000,000 matures on May 23, 2011, at which time it is expected to be fully repaid by Holdings.

NOTE 8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

At December 31, 2010, the loans consisted of the following:

Principal	Interest accrued	Interest rate	Due date
$ 2,000,000	$ 1,636	3.27%	May 23, 2011
314,511	149	4.26%	July 28, 2013
171,986	567	4.75%	April 7, 2015
$ 2,486,497	$ 2,352		

NOTE 9. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2010, the Company had net capital of approximately $5,062,000, which was in excess of the required minimum net capital of $196,064. The Company's percentage of aggregate indebtedness to net capital was 58% as of December 31, 2010.